SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2005

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

UPM-Kymmene Corporation Stock Exchange Release May 17, 2005 at 18:20

LOCKOUT STARTS AT ALL FINNISH PAPER MILLS

The member companies of Finnish Forest Industries Federation will start a lockout at all Finnish pulp and paper mills tomorrow, on Wednesday, May 18, 2005. The lockout will cover all UPM’s Finnish pulp and paper mills and converting units.

The purpose of the lockout is to reduce the negative effects caused by the ongoing overtime ban declared by the Finnish Paper Workers’ Union. Due to the ban, the pulp mills and the paper machines have been repeatedly shut down at the Finnish mills. Constant shutdowns cause production losses, raw material and energy losses as well as quality problems and additional environmental load.

The lockout was decided today after the State Conciliator did not consider the negotiations between the Paper Workers’ Union and the Finnish Forest Industries Federation to warrant a settlement proposal.

The Finnish Forest Industries Federation has also declared another two-week lockout ending on June, 15. Therefore, UPM’s production plants could be shut down for a maximum of four weeks. During that time, the Finnish Paper Workers’ Union employees affected by the lockout will not be paid their salaries. The lockout will be called off should a settlement be reached. The negotiations will continue on Friday, May 20.

Should the lockout continue for several days, the daily losses of shutting down the pulp and paper production at UPM are approximately EUR 4 million. Strikes and lockouts will affect UPM’s profit for the second quarter.

The labour agreement between the Finnish Paper Workers’ Union and the Finnish Forest Industries Federation expired on February 15, 2005. In the negotiations regarding the new agreement, the most important issues are the possibility of running the machines also during Christmas and Midsummer as well as removing the restrictions on the use of subcontractors in maintenance and services. These are well established practices in other industries as well as in other paper producing countries. In addition, the industry wants to find ways to reduce Finnish paper workers’ high absenteeism.

At UPM, the lockout will affect approximately 7,500 employees. Altogether there are some 24,000 Union members affected within the Finnish paper industry.

For more information, please contact:

Mr Sakari Toivonen, Director, HR, Northern Europe, tel. +358 40 512 2042

UPM-Kymmene Corporation

Pirkko Harrela

Executive Vice President, Corporate Communications

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 17, 2005	UPM-KYMMENE CORPORATION

	By:	/s/ Kari Toikka
Kari Toikka
Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila
Senior Vice President, Investor Relations